Citigroup Managed Futures LLC
                        731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated May 31, 2008 to the Partnership's prospectus dated April 30, 2008.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Jennifer Magro
    --------------
    Jennifer Magro
    Chief Financial Officer and
    Director

Enclosures

                     Citigroup Diversified Futures Fund L.P.
                                    May 2008

The net asset value for Citigroup Diversified Futures Fund L.P. was $1,108.57 per unit at the end of May, up 3.9% for the month and up 10.1% year to date.

The Fund was positive for the month of May as gains in energy and global fixed income markets were partially offset by losses in metals, grains and indices markets.

Rising energy prices were the main factor behind another month of strong returns for the Fund. Prices of WTI crude oil have risen around 40% since the end of January and around 13% during the month of May alone. Fundamental reasons cited for higher prices include robust demand, especially from Asia, and supply disruptions from producers such as Nigeria and Iraq. Short positions in financial markets were profitable as bond prices retreated in response to global inflationary concerns. Better than expected economic data in the UK, compounded by an estimated inflation of 3.6% for the month of May, encouraged speculation for lower bond prices.

Performance in metals markets was negative as long positions experienced a price reversal based on a rising U.S. dollar and speculative fund liquidations. In grains markets, losses were primarily accumulated in corn positions as prices unexpectedly fluctuated in a narrow bandwidth. Global equity markets gyrated throughout the month as positive economic reports were offset by rising food and energy prices. Losses were taken in the indices sector as inflationary pressures combined with weaker consumer confidence forced global share prices lower.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC


                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                              For the Period May 1,
                              Through May 31, 2008
                                                       Percent
                                                     of Average
                                                     Net Assets
Realized gains from trading             $7,210,616       0.82%
Change in unrealized gains/losses
     from trading                       33,442,065       3.83
                                       -----------      -----
                                        40,652,681       4.65
Less, Brokerage commissions
     and clearing fees ($143,673)        4,379,682       0.50
                                       -----------      -----
Net realized and unrealized gains       36,272,999       4.15
Interest Income                            891,225       0.10
                                       -----------      -----
                                        37,164,224       4.25
Less, Expenses:
     Management fees                     1,442,611       0.17
     Incentive fees                      1,600,225       0.18
     Other expenses                        122,339       0.01
                                       -----------      -----
                                         3,165,175       0.36

Net income                              33,999,049       3.89%
                                                        -----

                                                        -----
Additions (12,627.4673 L.P. units
at April 30, 2008 net asset
value per unit of $1,066.54)            13,467,699
Redemptions (11,904.8161 L.P. units
at May 31, 2008 net asset
value per unit of $1,108.57)           (13,197,322)
                                       -----------
Increase in net assets                  34,269,426
Net assets, April 30, 2008             849,433,504
                                       -----------
Net assets, May 31, 2008              $883,702,930
                                       ------------

Net Asset Value per unit
  ($883,702,930 / 797,158.5332 Units)     $1,108.57
                                          ---------

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

         Jennifer Magro
         Chief Financial Officer and Director
   Citigroup Managed Futures LLC
   General Partner, Citigroup
   Diversified Futures Fund L.P.